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                               June 22, 2021

       JD Ellis
       Chief Legal Officer
       Snap One Holdings Corp.
       1800 Continental Boulevard, Suite 200
       Charlotte, North Carolina 28273

                                                        Re: Snap One Holdings
Corp.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 17,
2021
                                                            CIK No. 0001856430

       Dear Mr. Ellis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Dividend Policy, page 60

   1. We note you expect to pay a cash dividend to the Investor prior to the closing of this offering, the
proceeds of which will will be used to pay certain pre-IPO owners cash payments in lieu of
their participation in the tax receivable agreement. Please expand your supplemental pro
forma earnings (loss) per share data on page 12 for the most recent fiscal year end and
subsequent interim period, to also give effect to the number of shares whose proceeds would be
used to pay the dividend. Include a separate footnote to the table to explain this
presentation and your computation. Refer to SAB Topic 1.B(3). In addition, if the
distribution amount would be significant to total stockholders' equity as of
 JD Ellis
Snap One Holdings Corp.
June 22, 2021
Page 2
         the most recent balance sheet date, please provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet at page F-39 in the filing along with an explanatory footnote.
Dilution, page 63

2. We note that the selling stockholders will only participate in the offering if the underwriters exercise the over-allotment option. Please ensure that your disclosure in this section and throughout the prospectus makes this clear.
Exhibit Index
Exhibit 3.1, page II-4

3. Please revise Article XI of paragraph (B) to state, as noted on page 52, that the provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act.
Exhibit 5.1, page II-4

4. Please have counsel provide an opinion with respect to the Selling Stockholder Shares. In addition, please have counsel remove the assumption that the charter has been filed with the Secretary of State for the State of Delaware. Counsel should not assume that the registrant has taken corporate actions necessary to authorize the issuance of the securities.
         Refer to Section II.A.3.a. of Staff Legal Bulletin No. 19 for more information.
       You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



FirstName LastNameJD Ellis                                      Sincerely,
Comapany NameSnap One Holdings Corp.
                                                                Division of
Corporation Finance
June 22, 2021 Page 2                                            Office of
Manufacturing
FirstName LastName